Exhibit 99.1

16 October 2020

BURFORD CAPITAL LIMITED

Notification of transaction by person discharging managerial responsibilities

Burford Capital Limited ("Burford"), the leading global finance and asset management firm focused on law, has been notified of certain purchases of the bonds issued by Burford Capital Finance LLC (the "Company"), an indirect wholly-owned subsidiary of Burford, made by Hugh Steven Wilson, Burford’s Deputy Chairman.

On 13 October 2020, Mr Wilson purchased 100 6.125% US Dollar Denominated bonds due 12 August 2025 issued by the Company (the "Bonds") at a price of US$93.125 per Bond.

The Notification of Dealing Form for the transaction mentioned above is included at the end of this announcement.

For further information, please contact:

Burford Capital Limited
Jim Kilman, Chief Financial Officer	+1 917 985 9840
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Huw Jeremy (NOMAD)
Charlie Farquhar / Jonathan Abbott (Joint Broker)

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

About Burford Capital Limited

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the London Stock Exchange, and it works with law firms and clients around the world from its principal offices in New York, London, Chicago, Washington, Singapore and Sydney.

For more information about Burford: www.burfordcapital.com

This release does not constitute an offer of any Burford fund.  Burford Capital Investment Management LLC ("BCIM"), which acts as the fund manager of all Burford funds, is registered as an investment adviser with the U.S. Securities and Exchange Commission. The information provided herein is for informational purposes only. Past performance is not indicative of future results. The information contained herein is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in the funds). Any such offer or solicitation may be made only by means of a final confidential Private Placement Memorandum and other offering documents.

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Hugh Steven Wilson
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Deputy Chairman
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Finance
	(b) LEI	549300L30WEIAK4ZUX81
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	6.125% US Dollar denominated bonds due 2025 at 100 per cent. of their principal amount (the "Bonds")
	Identification code	XS1756325228
	(b) Nature of the transaction	Purchase of Bonds
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$93.125	100

	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	13 October 2020
	(f) Place of the transaction	Outside a Trading Venue